SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of May 2011

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-     )

INVESTORS CONTACT
FIRST QUARTER 2011 RESULTS	investor.relations@homex.com.mx

Vania Fueyo
INVESTOR RELATIONS OFFICER
+ 5266.7758.5838
vfueyo@homex.com.mx

Homex Delivers Solid Q-1 2011 Revenue Growth of 14.1 Percent in Line with 2011 Guidance

Culiacan Mexico, May 02, 2011—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced Consolidated Financial Results for the First Quarter ended on March 31, 2011[1].

Financial Highlights

• Total revenue in the first quarter of 2011 increased 14.1 percent to Ps. 4.1 billion (US$344 million) from Ps.3.6 billion (US$301 million) for the same period in 2010.

• Gross margin for the quarter was 28.5 percent compared to 21.8 percent for the first quarter of 2010. 1Q11 gross margin, without considering the application of MFRS D-6 “Capitalization of Comprehensive Financing Cost” in a pro-forma basis increased 53 bps to 33.3 percent compared to 32.8 percent during the same period of last year, mainly as a result of higher average prices in the affordable-entry level segment and by efficiencies generated from a higher percentage of homes built with the use of the Company’s aluminum moulds.

• Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) during the quarter was Ps.830.5 million (US$70 million), a 3.4 percent increase from the Ps.803.5 million (US$67 million) reported in the first quarter of 2010. Adjusted EBITDA margin was 20.3 percent, a decrease of 208 basis points from 22.4 percent for the first quarter of 2010, due to higher SG&A expenses related to the Company’s investment in its Brazilian operations.

[1] Unless otherwise noted, all monetary figures are presented in thousands of Mexican pesos and in accordance with Mexican Financial Reporting Standards (MFRS). First Quarter 2011 and 2010 figures are presented without recognizing the effects of inflation per the application of MFRS B-10 “Effects of inflation.” The symbols “Ps.” and “$” refer toMexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures in this release are presented only for the convenience of the reader, using an exchange rate of Ps. 11.9219 perUS$1.00. First quarter 2011 and 2010 financial information is unaudited and subject to adjustments.
Comparison expressed in basis points are provided for the convenience of the reader. Basis points figures may not sum due to rounding.

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Commenting on Homex’ performance in the quarter, Gerardo de Nicolas, Chief Executive Officer, said:

“We are pleased with our results for the first quarter, as our top line revenue growth of 14.1 percent clearly demonstrates the success of our business model. We aim to continue to maintain our leadership in the Mexican homebuilding industry, with a strong concentration of our energies and resources in this, our home market. Importantly, our affordable entry-level housing segment in México grew by 16.4 percent, year over year, which reflects the effectiveness of our strategy to adapt our product offering and mix to market conditions and to serve unattended markets, while at the same time, maintaining geographic diversification in the country.

“It is also important to note that during the quarter we have done much to solve our construction delays and streamline our collection process in Brazil, where we have registered initial revenues from our projects in the country. Despite a change in Administration, we continue to experience a government most favorably disposed towards the housing market in Brazil, which gives us confidence in our business strategy there.

“We continue to be strategically focused on improving our profitability and working capital management, and while the latter is still a challenging issue, we believe we have made good progress, despite an increasing move towards vertical housing in Mexico, which inherently elongates the collection process. During the quarter, we continued with the restructuring of our corporate offices, reducing administrative overhead in our Mexico, Tourism and International divisions and improving service efficiencies to our branches.

“As the year begins, we are demonstrating our capacity to deliver on our stated revenue guidance for 2011 of 13 to 16 percent growth. We feel good about that. We are confident that we are well-positioned to maintain our progress in each of our four Homex divisions throughout the year and to take full advantage of market conditions, as they unfold.”

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Operating Results

Homex had operations in 34 cities and 21 states across Mexico and in three cities and two states in Brazil as of March 31, 2011.

Titled volume. During the first quarter of 2011, titled home volume totaled 9,961 homes, an increase of 1.9 percent when compared to the first quarter of 2010, mainly driven by the Company’s strategy of focusing on more profitable segments within the affordable entry-level and low middle income segment. During the first quarter of 2011, affordable entry-level homes, including The Company’s titled units in Brazil, accounted for 9,338 or 93.7 percent of total titled volume compared to 9,241 or 94.5 percent for the same period in the previous year. Middle-income volume in the first quarter of 2011 increased 16.2 percent to 623 homes from 536 homes during the first quarter of 2010. Middle-income volume represented 6.3 percent of total titled volume during the first quarter of 2011, an increase of 77 basis points when compared to the 5.5 percent that middle-income volume represented during the first quarter of 2010. This year-over-year improvement reflects increased financing available from commercial banks and other state housing funds following the recent improvement in the Mexican economy.

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The average price for all titled homes during the first quarter of 2011 was Ps.406 thousand, an increase of 12.9 percent when compared to the first quarter of 2010. The average price increase was mainly driven by a 15.7 percent increase in the average price of the Company’s operations in México in the affordable-entry level segment to Ps.372 thousand for the first quarter of 2011 from Ps.321 thousand for the first quarter of 2010. This increase reflects the Company’s strategy to actively respond to mortgage availability, demand trends and niche opportunities. The average price for homes within the middle-income segment decreased 11.6 percent from Ps.1.0 million to Ps.900 thousand, mainly the result of the Company’s strategy to concentrate its product offering at a price point suitable for co-financing programs with INFONAVIT and FOVISSSTE.

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Mortgage financing*. For the first quarter of 2011, 70 percent of the Company’s titled homes were financed through INFONAVIT. On a year-over-year basis, the Company increased its collected units through INFONAVIT by 2.2 percent, resulting in a market share for the first quarter of 2011 of 5.8 percent, a 50 basis points improvement compared to its market share of 5.3 percent during the first quarter of 2010. Financing from FOVISSSTE represented 18 percent of total titled units. The remainder of Homex’ customers were mainly financed by commercial banks and other state housing funds.

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Geographic expansion. During the first quarter of 2011, Homex maintained its strategy of consolidating its presence in the regions where the Company has existing operations. As such, Homex did not open operations in any new city in Mexico nor Brazil during the period.

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Financial Results

Revenues increased 14.1 percent in the first quarter of 2011 to Ps.4,098 million from Ps.3,593 million in the same period of 2010. Total housing revenues in the first quarter of 2011 increased 15.0 percent, mainly driven by an increase in the average price for all homes. Revenues from homes in the affordable-entry level segment (including revenues from the Company’s operations in Brazil) increased 17.3 percent during the first quarter of 2011, driven by a 15.7 percent increase in the average price of homes titled in Mexico compared to the first quarter of 2010, as a result of the Company’s strategy of focusing on the most profitable segments within the affordable-entry level and following mortgage and demand trends. The increase was also driven by the recognition of revenues from Brazil where during the same period last year, the Company did not recognize revenues. Middle-income segment revenues increased by 2.7 percent, mainly driven by 16.2 percent titled volume growth within the segment.

As a percentage of total revenues, affordable entry-level home revenues (including revenues from the Company’s operations in Brazil) increased to 85.0 percent in the first quarter of 2011 from 82.7 percent in the first quarter of 2010. The middle-income segment represented 13.7 percent of total revenues during the first quarter of 2011 compared to 15.2 percent during the same period of 2010.

Additionally, other revenues decreased to Ps.52.7 million in the first quarter of 2011 from Ps. 76.8 million in the first quarter of 2010, as the Company did not recognize revenues from its building services contract with Mexico’s federal government during the first quarter of 2011. During 1Q11, other revenues were mainly attributable to the sale of pre-fabricated construction materials, such as block and concrete.

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Gross profit increased to 28.5 percent in the first quarter of 2011 from 21.8 percent in the same quarter of last year, as a result of higher average prices in the affordable-entry level, lower cost associated with the increased use of the Company’s aluminum mould technology and due to a higher capitalization of Comprehensive Financing Cost (CFC) during the same period last year. Pursuant to MFRS D-6, since 2007, the Company has been required to capitalize a portion of its Comprehensive Financing Cost, which includes interest expense, exchange gains and losses, and monetary position gains and losses, and to apply capitalized CFC to the cost of sales as the related inventory is titled in future periods.

During the first quarter of 2011, the Company registered a non-cash foreign exchange gain of Ps.26.0 million, compared to a non-cash foreign exchange gain of Ps.14.6 million during the same period last year. These results were mainly driven by the quarter-over-quarter appreciation of the Mexican peso against the U.S. dollar of 3.7 percent and 4.8 percent in 4Q10-1Q11 and 4Q09-1Q10, respectively. Capitalized interest expense was Ps.221.2 million during the first quarter of 2011 compared to Ps.416.5 million in the first quarter of 2010. The higher capitalized interest applied to cost of sales during 1Q10 is driven by higher recognition of previous years’ capitalized interest expense.

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On a pro-forma basis (without considering the application of MFRS D-6 in 2010 and 2011), Homex’ gross margin for the quarter would have been 33.3 percent as compared to 32.8 percent during the same period last year. The higher margin attained during the recent quarter is primarily the result of higher average prices of homes affordable for families who earn between two and eleven times the minimum wage as well as by efficiencies generated from a higher percentage of homes built with aluminum moulds.

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Selling, General and Administrative Expenses (SG&A) as a percentage of total revenues for the first quarter of 2011 increased 168 bps to 15.0 percent from 13.3 percent for the first quarter of 2010. The increase in SG&A was mainly a result of expenses from Brazilian operations, where recognized revenues have not yet fully offset expenses from operations in the country. The Company has three ongoing projects in Brazil, and for the full year 2011 revenues are expected to contribute between approximately 6 to 8 percent of total revenues. At the same time, and to a lesser extent as the division has been re-structured, SG&A increased as a result of expenses from the tourism division. Positively, SG&A as percentage of total sales decreased 210 bps from 17.1 percent as of 4Q10, reflecting Homex’ strategy to re-structure its corporate back offices, reducing the administrative personnel in its Mexico, Tourism and International divisions. Through this re-structuring Homex expects not only to reduce payroll expenses, but also to provide a more efficient service to Homex’ branches.

Operating income. During the first quarter of 2011, operating income increased 81.4 percent to Ps.554.6 million from Ps.305.7 million during the same period of 2010, driven by lower capitalization of CFC during 1Q11 compared to 1Q10 (please refer to Gross Profit). Operating income as a percentage of revenues was 13.5 percent in the first quarter of 2011 compared to 8.5 percent in the first quarter of 2010. On a pro-forma basis (without considering the application of MFRS D-6 in 2010 and 2011), Homex’ operating margin for the first quarter of 2011 was 18.3 percent compared to 19.5 percent during the same period last year driven by higher year-over-year SG&A expenses. On a quarterly comparison, Homex’ pro-forma operating margin improved by 94 bps when compared to 17.4 percent registered during 4Q10.

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Net comprehensive financing cost (CFC) during the first quarter of 2011 was Ps.111.3 million compared to Ps.23.8 million during the first quarter of 2010. The higher cost of financing during the first quarter of 2011 reflects i) higher recognition of interest expense which during same period last year was mostly recognized as capitalized interest, and ii) the recognition of a foreign exchange loss of Ps. 86.6 million during the first quarter of 2011 versus a foreign exchange loss of Ps. 19.7 million during the same period of last year. As a percentage of revenues, net comprehensive financing cost was 10.6 percent in the first quarter of 2011 versus 0.7 percent in the first quarter of 2010. The main drivers of this result were the following:

a) Net interest expense during the first quarter of 2011 was Ps.24.6 million compared to Ps.4.2 million in the first quarter of 2010.

b) Foreign exchange loss in the first quarter of 2011 totaled Ps.86.6 million compared to a loss of Ps.19.7 million in 2010.

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Foreign exchange exposure and currency derivatives. As of March 31, 2011, Homex’ U.S. Dollar denominated debt relates to the issuance of two bonds, a US$250 million bond issued in 2005 and a US$250 million bond issued in 2009, each with a single principal payment due at maturity in 2015 and 2019, respectively. Regarding its 2015 US$250 million bond, the Company has an interest-only swap that aims to effectively minimize the exchange risk in the dollar denominated interest payments for the 2011-2013 period. Regarding its 2019 US$250 million bond, Homex has entered into a principal-only swap at an exchange rate of 12.93 pesos per dollar until maturity; and for coupon payments, the Company has entered into an interest-only swap for the next three years at an effective exchange rate of 11.67 pesos per dollar, considering TIIE (Mexico’s reference rate) at 4.95 percent. During the first quarter of 2011, the hedging instrument for Homex’ 2015 bond had a negative mark-to-market value of approximately Ps.30.8 million recognized on results of operations and the PO swap instrument entered in connection with the US$250 million 2019 bond had a mark-to-market value of approximately Ps. 27.7 millions recognized on the balance sheet.

Net income for the first quarter of 2011 was Ps.257.3 million or a 6.3 percent margin compared to Ps.187.8 million and a margin of 5.2 percent reported in the same period of 2010. Both periods were affected by a higher tax rate in relation to the tax provision for the recovery of VAT taxes. Please refer to Note 23 (f) of the Company’s 2009 Audited Financial Statements filed last year with the Mexican Securities Commission (CNBV).

Earnings per share for the first quarter of 2011 increased to Ps.0.77, as compared to Ps.0.56 reported in the first quarter of 2010.

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Adjusted EBITDA during the first quarter of 2011 increased 3.4 percent to Ps.830.5 million from Ps.803.5 million reported in the same period of last year. As a percentage of sales, adjusted EBITDA was 20.3 percent, a decrease of 208 bps when compared to 22.4 percent in the same period last year. The lower margin is mainly driven by higher year-over-year SG&A expenses.

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Land reserve. As of March 31, 2011, Homex’ land reserve was 79.5 million square meters, which includes both titled land and land in the process of being titled (without considering optioned land). This is equivalent to land for 385,229 homes, of which 356,458 are reserved for homes in a price range between Ps.204 to Ps.600 thousand, including land reserved for Homex’ Brazilian operations, and 28,771 for homes at a price point above Ps. 601 thousand, as well as land reserved for the Company’s tourism division. Homex’ land inventory value as of March 31, 2011, was Ps.12.0 billion. (US$1.0 billion). The Company estimates its current land bank covers 5 years of future operations.

During 2011, Homex intends to continue to follow a conservative replacement strategy for land bank acquisitions, thus minimizing investments.

Liquidity. During the first quarter of 2011 the Company increased its total debt by 1.4 percent or Ps.183 million to Ps.13,104 million from Ps.12,921 million as of December 31, 2010. As of March 31, 2011, Homex’ weighted average debt maturity was 3.8 years, with 45.5 percent of the Company’s debt maturing between 2015 and 2019. The Company had net debt of Ps.9,752 million as of March 31, 2011 including the effects of the appreciation of the Mexican peso relative to the U.S. dollar. With respect to interest coverage, Homex’ adjusted EBITDA-to-Net Interest Expense ratio was 3.0x in the first quarter of 2011.

As of March 31, 2011, the Company had the following liquidity ratios:

  Net debt: Ps.9,752 million

  Net debt-to-adjusted EBITDA ratio: 2.33x

  Debt to- total- capitalization ratio: 50.8 percent

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Working Capital Cycle

Accounts receivable decreased 4 days to 32 days for 1Q11 from 36 days for 4Q10 as a result of a receivables balance decrease from Homex’ infrastructure/government division. During 1Q11 the Company did not recognized revenues from this division, which are recognized according with the percentage of completion method.

As of March 31, 2011, total inventory decreased by 2 days to 728 days compared to 730 days as of December 31, 2010, mainly as a result of a lower land inventory.

Accounts payable days decreased 4 days to 107 days for 1Q11, from 111 days for 4Q10, mainly driven by lower days of credit with suppliers which decreased from 89 days as of 4Q10 to 87 days as of 1Q11.

According to the Company’s expectation for the Full Year 2011, free cash flow (“FCF”) generation for 1Q11 resulted in a negative balance of Ps.470 million, which positively compares to a negative FCF of Ps.767 million during 1Q10, mainly derived from the industry’s quarterly seasonality where investments in construction tend to be higher during the first months of the year and collections to speed up in the latter part of the year.

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2011 Guidance: The Company reaffirms its guidance for 2011 as published late in 2010:

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Recent Business Developments

Homex was awarded for the eighth consecutive year, the Socially Responsible Corporation recognition by the Mexican Philanthropy Institute (CEMEFI), and the Alliance for Corporate Social Responsibility in Mexico (AliaRSE).

The award was granted to 572 LatAm companies that fulfilled an auto-diagnostic within 130 indicators, divided in 4 principal axes: Quality of Life within the company, Ethics, creating links with the Community and Caring for and Protecting the Environment.

For the past eight years, Homex has identified the most important needs at the communities where the Company has presence and has implemented important programs that had benefited more than 250 thousand families.

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About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold, revenues and net income.

For additional corporate information please visit the Company’s web site at www.homex.com.mx; Additional information for Homex' holders of US Dollar denominated bonds is also available on the Company’s Investor Relations portal at http://www.homex.com.mx/ri/index.htm.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached is the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the three-month period ended March 31, 2011 and 2010, which includes the Consolidated Balance Sheets as of March 31, 2011 and 2010, and the Consolidated Statements of Income and Consolidated Statement of Changes in Financial Position for the three-month period ended March 31, 2011 and 2010.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: May 02 , 2011	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer